RESIGNATION

To the Board of Directors of WeWearables, Inc., (the "Company"):

The undersigned, Thomas Chen, hereby resigns as a Director and as any officer or other position the undersigned has with the Company, including without limitation, as Chief Executive Officer, President, Chief Financial Officer, Treasurer, Principal Financial Officer, or Principal Accounting Officer of the Company, all such resignations to be effective immediately upon the closing of the transaction contemplated under that certain Stock Purchase Agreement (the "Purchase Agreement") dated as of February 12, 2016 by and between the undersigned and Chien Heng ("George") Chiang, without any further action of the undersigned or the Company.

This resignation is not due to a disagreement with the Company on any matter relating to the Company's operations, policies or practices. In connection with my resignation, I hereby represent that as of the date of this letter and as of the "Closing Date," as such term is defined in the Purchase Agreement, I have no claim against the Company for any outstanding remuneration, loans or fees of whatever nature.

Dated: February 12, 2016

Thomas Chen